UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 8, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Rio de Janeiro, April 8, 2021.

B3 – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Superintendence of Listing and Supervision of Issuers (SLS)

c.c.: CVM – Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira – Superintendence of Relations with Companies

Mr. Francisco José Bastos Santos – Superintendence of Market Relations and Intermediaries

Ref.: Ofício B3 nº 445/2021-SLS

Subject: Request for clarification on atypical oscillation

Dear Sir/Madam,

TIM S.A. (“TIM” or “Company”) clarifies the following, in compliance with Official Letter B3 nº 445/2021 ("Official Letter"), of April 7, 2021, issued by the Superintendence of Listing and Supervision of Issuers ("SLS") of B3 - Brasil, Bolsa, Balcão (“B3”), transcribed below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we have requested that you inform by 4/8/2021, if there is any fact that you are aware of that can justify them.

ON Shares
Prices (R$ per share)
Date	Opening	Min.	Max.	Avg.	Last	Oscil. %	Neg. No	Quantity	Volume (R$)
03/24/2021	13.04	12.60	13.04	12.74	12.60	-3.30	15,633	5,508,400	70,182,414.00
03/25/2021	12.61	12.58	12.78	12.71	12.76	1.26	12,765	4,283,900	54,452,000.00
03/26/2021	12.58	12.56	12.97	12.83	12.84	0.62	10,510	4,226,200	54,208,216.00
03/29/2021	12.76	12.62	12.85	12.71	12.71	-1.01	8,878	3,451,200	43,860,895.00
03/30/2021	12.62	12.60	12.91	12.81	12.88	1.33	13,454	2,806,300	35,943,609.00
03/31/2021	12.90	12.60	12.95	12.71	12.67	-1.63	16,191	6,094,600	77,491,840.00
04/01/2021	12.79	12.40	12.79	12.49	12.47	-1.57	14,238	6,107,700	76,298,539.00
04/05/2021	12.50	12.25	12.63	12.39	12.33	-1.12	19,915	5,616,600	69,569,984.00
04/06/2021	12.33	12.18	12.40	12.28	12.24	-0.72	11,940	4,155,800	51,022,685.00
04/07/2021*	12.23	12.16	12.37	12.20	12.37	1.06	4,640	31,659,200	386,283,211.00

* Updated until 12:14 pm.”

In this regard, TIM clarifies that it has identified 3 (three) block trades with a total of 30,196,700 (thirty million, one hundred and ninety-six thousand and seven hundred) shares of the Company (approximately 79% of the financial volume traded on the day), according to a screenshot below of Bloomberg news and financial information terminal, which also released, through news published yesterday, at 11:57h, under the heading “(BN) Tim Brasil 10M Share Block Trades at 12.20 Reais ”, the realization of the first trading block:

In addition, the Company informs that there are no relevant facts or acts that, in its understanding, could justify possible atypical fluctuations in the quotation, in the volume traded and in the number of transactions carried out with its shares, in addition to the information already disclosed to the market.

Without any further carifications, we remain at your disposal to provide any additional information that may be required.

Sincerely,

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 8, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer